SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 7, 2012

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

2Q12 Earnings Release

Banco Macro Announces Results for the Second Quarter of 2012

Buenos Aires, Argentina, August 7, 2012 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2012 (“2Q12”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

•  The Bank’s net income totaled Ps.332.1 million in 2Q12. This result was 3% higher than the Ps.323.8 million reported in the first quarter of 2012 (“1Q12”) and 29% higher than the Ps.257.8 million posted in the second quarter of 2011 (“2Q11”). In 2Q12, the annualized return on average equity (“ROAE”) and a annualized return on average assets (“ROAA”) were of 25.9% and 3.1%, respectively.

•  In 2Q12, Banco Macro’s financing to the private sector grew 3% or Ps.835.4 million quarter over quarter (“QoQ”) totaling Ps.26.2 billion, excluding liquidity administration credit lines. Both commercial and consumer loans continued showing growth. Among commercial loans, overdrafts grew 42% QoQ. Personal and credit cards loans rose 3% and 8% QoQ, respectively.

•In 2Q12, Banco Macro’s total deposits grew 3% QoQ, totaling Ps.33.6 billion and representing 82% of the Bank’s total liabilities. Private sector deposits remained similar as in the last quarter.

•  Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.2.1 billion (18.7% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 40% of its total deposits in 2Q12.

•  In 2Q12, the Bank’s non-performing to total financing ratio was 1.58% and the coverage ratio reached 169.5%.

2Q12 Earnings Release Conference Call	IR Contacts in Buenos Aires:

Wednesday, August 8, 2012	Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 12:00 a.m. Buenos Aires Time	Finance Manager & IR Manager

To participate, please dial:	Webcast Replay: click here	Ines Lanusse
Argentine Participants: (0800) 333 0511		Investor Relations
U.S. Participants: +1 (888) 772 8167	Available from 08/08/2012 through
Participants from outside the U.S.:	08/22/2012	Phone: (54 11) 5222 6682
+1 (779) 232 1760		E-mail: investorelations@macro.com.ar

Conference ID: 14270182
Webcast: click here		Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager) and Jorge Scarinci (Finance and IR Manager).

2Q12 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

2Q12 Earnings Release

Results

Earnings per outstanding share were Ps.0.57 in 2Q12, 3% higher than 1Q12´s level and 33% higher than in 2Q11.

EARNINGS PER SHARE	MACRO consolidated
	II11	III11	IV11	I12	II12

Net income (M $)	257.8	314.2	346.4	323.8	332.1
Average shares outstanding (M)	594.5	594.5	589.4	584.5	584.5
Average shares in portfolio (M)	0.0	0.0	5.1	10.0	10.0
Average shares issued (M)	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	6.98	7.50	7.94	8.48	9.02
Earnings per share ($)	0.43	0.53	0.59	0.55	0.57

Book value per ADS (USD)	16.99	17.84	18.45	19.38	19.89
Earning per ADS (USD)	1.05	1.26	1.37	1.26	1.26

Banco Macro’s 2Q12 net income of Ps.332.1 million was 3% or Ps.8.3 million higher than the previous quarter and rose 29% or Ps.74.3 million year over year (“YoY”). This result represented a ROAE and a ROAA of 25.9% and 3.1%, respectively. In 2Q12, Banco Macro accounted additional provision for loan losses to those required by the BCRA for Ps.75.3 million. Had these provisions been excluded, 2Q12 net income would have been Ps.407.4 million (28.9% ROAE and 3.4% ROAA).

In 2Q12 Banco Macro’s operating result grew 2% or Ps.10.8 million QoQ and 52% or Ps.189.5 million YoY. Excluding income from government and private securities and additional provisions for loan losses, such growth would have been 10% QoQ.

It is important to emphasize, that this result was obtained with the leverage of 9x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12

Net financial income	675.1	766.5	902.3	892.5	1,001.7
Provision for loan losses	-62.0	-57.7	-109.0	-130.2	-169.9
Net fee income	362.5	404.2	437.7	472.9	484.5
	975.6	1,113.0	1,231.0	1,235.2	1,316.3
Administrative expenses	-610.0	-632.8	-712.7	-690.9	-761.2
Operating result	365.6	480.2	518.3	544.3	555.1
Minority interest in subsidiaries	-2.4	-2.6	-2.7	-2.4	-3.4
Net other income	43.5	20.2	7.6	3.4	32.2
Net income before income tax	406.7	497.8	523.2	545.3	583.9
Income tax	-148.9	-183.6	-176.8	-221.5	-251.8
NET INCOME	257.8	314.2	346.4	323.8	332.1

The Bank’s 2Q12 financial income totaled Ps.1.6 billion, increasing by 6% (Ps.94.3 million) compared to the previous quarter and 58% (Ps.606.4 million) compared to 2Q11.

Interest on loans represented 82% of total financial income in 2Q12, compared to 85% in 1Q12 and 80% in 2Q11. Interest on loans was 2% or Ps.32.2 million higher than 1Q12’s level due to higher average volume of the loan portfolio which was partially offset by a slight decrease in lending interest rates. On an annual basis, interest on loans grew 62% or Ps.521.2 million.

3

2Q12 Earnings Release

In 2Q12, income from government and private securities decreased 11% or Ps.12.8 million QoQ due to the lower bond prices. On an annual basis, income from government and private securities decreased 23% or Ps.29.9 million.

Income from differences in quoted prices of gold and foreign currency grew Ps.39.2 million or 60% QoQ due to a depreciation of the Peso against the U.S. dollar and a higher trading results.

Other financial income increased 69% or Ps.35.4 million compared to 1Q12 mainly due to an increase in results derived from reverse repos with the financial system.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12

Interest on cash and due from banks	0.1	0.1	0.0	0.0	0.1
Interest on loans to the financial sector	3.6	7.2	15.1	11.5	10.9
Interest on overdrafts	97.0	117.5	162.7	152.3	154.1
Interest on documents	48.2	56.9	85.8	102.7	92.7
Interest on mortgages loans	35.4	42.3	47.3	47.4	44.3
Interest on pledges loans	18.5	24.5	32.8	32.0	29.4
Interest on credit cards loans	79.7	93.4	126.8	165.9	183.4
Interest on financial leases	12.9	14.4	17.9	16.5	14.5
Interest on other loans	545.1	628.1	742.8	801.0	832.3
Income from government & private securities, net (1)	132.7	77.3	106.7	115.6	102.8
Net income from options	0.1	0.5	0.0	0.0	0.0
Interest on other receivables from financial interm.	0.2	0.2	0.2	0.2	0.2
CER adjustment	0.9	0.2	0.4	0.2	0.3
CVS adjustment	0.1	0.1	0.1	0.0	0.0
Difference in quoted prices of gold and foreign currency	60.5	89.4	70.9	65.4	104.6
Other	15.1	24.2	61.6	51.5	86.9

Total financial income	1,050.1	1,176.2	1,471.1	1,562.2	1,656.5

(1) Income from government & private securities, net
LEBAC / NOBAC	102.5	52.0	29.8	54.8	49.4
Other	30.2	25.3	76.9	60.8	53.4
TOTAL	132.7	77.3	106.7	115.6	102.8

The Bank’s 2Q12 financial expense totaled Ps.654.8 million, decreasing by 2% (Ps.14.9 million) compared to the previous quarter and increasing by 75% (Ps.279.8 million) compared to 2Q11.

In 2Q12, interest on deposits including checking and saving accounts represented 77% of the Bank’s total financial expense. Interest on deposits including checking and saving accounts decreased 4% or Ps.21.2 million QoQ due to a decrease in the interest rates for deposits which was partially offset by an increase in the average volume of deposits. On a yearly basis, interest on deposits including checking and saving accounts grew 92% or Ps.241.7 million. During 2Q12 the average BADLAR interest rate was 12% compared to 14.3% reached in the previous quarter.

Other financial expense grew 6% or Ps.5.9 million QoQ and 49% or Ps.33 million YoY due to higher turnover tax.

4

2Q12 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12

Interest on checking accounts	0.1	0.0	0.1	0.1	0.1
Interest on saving accounts	5.6	6.5	7.7	7.7	7.8
Interest on time deposits	258.4	283.9	424.8	519.2	497.9
Interest on financing from financial institutions	1.1	1.0	1.4	1.0	1.2
Interest on other liabilities from fin intermediation	15.8	16.3	16.9	17.2	16.2
Interest on subordinated bonds	14.8	15.3	15.8	15.9	16.1
Other Interest	0.5	0.4	1.4	0.8	0.6
CER adjustment	1.1	1.0	0.9	1.1	1.1
Contribution to Deposit Guarantee Fund	10.7	11.3	12.0	12.7	13.9
Other	66.9	74.0	87.8	94.0	99.9
Total Financial Expense	375.0	409.8	568.8	669.7	654.8

In June 2Q12, the Bank’s net interest margin was 11.6%, below the 11.7% posted in 1Q12 and higher than the 10.5% posted in 2Q11. Excluding income from government securities and guaranteed loans, the Bank’s net interest margin would have been 12.1% in 2Q12 higher than the 11.8% posted in 1Q12 and the 10.0% posted in 2Q11.

In 2Q12, Banco Macro’s net fee income totaled Ps.484.5 million, 2% or Ps.11.6 million higher than in 1Q12, and 34% or Ps.122 million higher than in 2Q11. The increase was mainly driven by fees on deposits, including checking and saving accounts, and debit and credit cards fees, which increased 4% and 8% QoQ, respectively. On a yearly basis, the net fee income increase was mainly driven by fees on deposits, including checking and saving accounts, and debit and credit card income which increased 36% and 46%, respectively.

During the last quarters, Banco Macro achieved a substantial growth in its fee income, outperforming the administrative expenses. As a result of this increase, the Bank´s efficiency ratio has been improving.

NET FEE INCOME	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12

Fee charges on deposit accounts	280.5	303.2	330.0	365.4	381.8
Debit and credit card income	85.6	97.6	113.0	116.0	124.9
Other fees related to foreign trade	7.8	10.8	8.5	8.5	9.2
Credit-related fees	30.1	33.9	32.4	25.7	27.1
Lease of safe-deposit boxes	12.3	12.5	12.5	14.8	16.0
Other	50.6	58.6	69.2	72.2	78.8
Total fee income	466.9	516.5	565.6	602.6	637.8

Total fee expense	104.4	112.4	127.9	129.7	153.3

Net fee income	362.5	404.2	437.7	472.9	484.5

In 2Q12 Banco Macro’s administrative expenses reached Ps.761.2 million, increasing 10% or Ps.70.3 million QoQ, mainly due to higher personnel expenses. Administrative expenses increased 25% or Ps.151.2 million YoY due to an increase in personnel expenses (higher salaries and number of employees) and higher operating expenses.

Personnel expenses grew 9% or Ps.36.2 million QoQ, mainly due to a 23% annual average salary increased agreed with the labor unions on May 2012. The impact on 2Q12 is lower than the mentioned increase, since in 1Q12 a payment for future salary increases was accounted.

The accumulated efficiency ratio for 2Q12 was 50.9%, improving from the 56.9% posted in 2Q11. On a yearly basis, administrative expenses grew 25% while net financial income and net fee income grew 48% and 34% respectively.

5

2Q12 Earnings Release

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12

Personnel expenses	331.6	371.8	433.3	414.1	450.3
Directors & statutory auditors´fees	13.3	14.7	22.9	12.3	16.8
Other professional fees	22.4	23.4	23.7	22.8	26.0
Advertising & publicity	19.3	20.3	20.9	18.3	23.7
Taxes	36.9	32.7	32.5	36.5	44.3
Depreciation of equipment	18.1	18.4	19.0	19.6	20.9
Amortization of organization costs	14.3	15.3	16.4	17.0	17.9
Other operating expenses	76.2	86.0	88.9	98.2	99.6
Other	77.9	50.2	55.1	52.1	61.7
Total Administrative Expenses	610.0	632.8	712.7	690.9	761.2

Total Employees	8,305	8,358	8,405	8,386	8,470
Branches	409	411	414	417	427

Efficiency ratio	58.8%	54.1%	53.2%	50.6%	51.2%

Accumulated efficiency ratio	56.9%	55.8%	55.0%	50.6%	50.9%

In 2Q12, the Bank’s net other income totaled Ps.32.2 million, increasing Ps.28.8 million QoQ. This increase was mainly attribute to an increase in total other income (totaling Ps.27.7 million) which was driven by an adjustment in the taxes provisions and other provisions (totaling Ps.20 million) and the sale of a fixed asset (totaling Ps.4 million).

NET OTHER INCOME	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12

Other Income
Penalty interest	6.9	10.2	8.3	9.0	9.1
Recovered loans and reversed allowances	22.3	21.8	19.5	14.0	14.3
Other	34.3	15.3	13.7	7.2	34.5
Total Other Income	63.5	47.3	41.5	30.2	57.9

Other Expense
Charges for other receivables uncollectibility and other allowances	5.9	10.4	16.8	9.8	10.2
Amortization of differences related to court orders	4.7	4.8	4.8	5.0	5.0
Goodwill amortization	3.5	3.5	3.5	3.5	3.5
Other Expense	5.9	8.5	8.8	8.5	7.0
Total Other Expense	20.0	27.1	33.9	26.8	25.7

Net Other Income	43.5	20.2	7.6	3.4	32.2

In 2Q12, Banco Macro's effective income tax rate was 43.1%, higher than 40.6% posted in 1Q12 and 36.6% posted in 2Q11, due to the non-deduction of additional provision for loan losses from taxable income, resulting in a financial result lower than taxable result.

6

2Q12 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio), excluding short term advances to companies with AAA local rating, totaled Ps.26.2 billion, increasing 3% or Ps.835.4 million QoQ and 31% or Ps.6.1 billion YoY.

Within commercial loans, growth was driven by overdrafts which grew 42% QoQ.

The main growth in consumer loans was driven by personal loans which grew 3% QoQ, and credit cards loans, which increased 8% QoQ. The combined growth was Ps.599.7 million QoQ.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	II 11	III 11	IV 11	I 12	II12	II12/I12	II12/II11

Overdrafts (total)	2,740.6	3,280.3	2,712.7	2,855.6	4,068.5	42%	48%
Overdrafts	2,353.7	2,596.0	2,442.3	2,295.2	2,879.9	25%	22%
AAA (liquidity administration)	386.8	684.3	270.4	560.4	1,188.6	112%	207%
Discounted documents	2,269.4	2,688.7	3,178.1	2,925.3	2,834.8	-3%	25%
Mortgages loans	1,017.5	1,084.4	1,142.9	1,149.1	1,085.2	-6%	7%
Pledges loans	500.1	611.8	667.1	631.2	618.2	-2%	24%
Personal loans	7,401.1	8,439.3	9,023.3	9,466.6	9,788.0	3%	32%
Credit Cards loans	2,055.4	2,400.1	3,068.8	3,415.7	3,694.0	8%	80%
Others	3,598.7	4,212.9	4,158.9	4,470.0	4,325.8	-3%	20%
Total credit to the private sector	19,582.8	22,717.5	23,951.8	24,913.4	26,414.5	6%	35%
Financial trusts	570.5	617.3	628.8	671.2	651.5	-3%	14%
Leasing	275.5	306.6	326.8	322.7	305.0	-5%	11%
Total credit w/ f. trusts and leasing	20,428.8	23,641.3	24,907.4	25,907.4	27,371.0	6%	34%

Total credit w/o liquidity administration	20,042.0	22,957.0	24,636.9	25,347.0	26,182.4	3%	31%

Public Sector Assets

In 2Q12, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 2.1%, slightly higher than the 1.9% posted in 1Q12 and lower than the 2.3% in 2Q11.

The Bank’s exposure to the public sector remained below the Argentine system’s average (10%).

7

2Q12 Earnings Release

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12

LEBAC / NOBAC B.C.R.A.	2,562.9	1,194.4	289.7	2,048.8	1,140.8
Other	498.1	479.4	628.5	498.1	647.6
Government securities	3,061.0	1,673.8	918.2	2,546.9	1,788.4
Guaranteed loans	278.6	274.5	270.2	266.0	262.8
Provincial loans	54.0	78.8	66.0	57.0	52.9
Government securities loans	1.0	0.0	0.0	0.0	0.8
Loans	333.6	353.3	336.2	323.0	316.5
Purchase of government bonds	16.8	16.9	17.2	17.6	18.3
Other receivables	16.8	16.9	17.2	17.6	18.3

TOTAL PUBLIC SECTOR ASSETS	3,411.4	2,044.0	1,271.6	2,887.5	2,123.2

TOTAL PUBLIC SECTOR LIABILITIES	81.8	63.7	331.3	61.2	59.5

Net exposure	3,329.6	1,980.3	940.3	2,826.3	2,063.7

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	848.5	849.6	981.9	838.7	982.4

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	2.3%	2.2%	2.4%	1.9%	2.1%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	2.1%	2.0%	1.6%	1.7%	2.0%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.33.6 billion in 2Q12, growing 3% or Ps.857.8 million QoQ and 27% or Ps.7.1 billion YoY and representing 82% of the Bank’s total liabilities.

On a quarterly basis, public sector deposits increased 11% or Ps.792.4 million, while private sector deposits increased Ps.66.3 million. Within private sector deposits, an increase in peso deposits was observed which was offset by the decrease in foreign currency deposits.

The increase in private sector deposits was led by transactional deposits, which increased 4% or Ps.471.6 million QoQ. In addition, time deposits slightly decreased 3% or Ps.434 million QoQ.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	II11	III11	IV11	I12	II12	II12/I12	II12/II11

Public sector	6,448.9	6,790.4	5,836.2	7,450.3	8,242.7	11%	28%

Financial sector	15.3	17.6	17.7	20.9	20.0	-4%	31%

Private sector	19,996.7	21,337.8	23,313.2	25,270.6	25,336.9	0%	27%
Checking accounts	4,949.6	5,284.9	4,911.9	5,725.1	5,717.7	0%	16%
Savings accounts	5,589.8	5,929.4	6,175.5	5,831.0	6,310.0	8%	13%
Time deposits	8,621.0	9,336.4	11,433.2	12,915.4	12,481.4	-3%	45%
Other	836.3	787.1	792.6	799.1	827.8	4%	-1%
TOTAL	26,460.9	28,145.8	29,167.1	32,741.8	33,599.6	3%	27%

8

2Q12 Earnings Release

Other sources of funds

In 2Q12, the total amount of other sources of funds increased 3% or Ps.175.8 million compared to 1Q12, mainly as a result of an increase in shareholder’s equity (totaling Ps.318 million), driven by 2Q12 positive results and a Ps.177.8 million decrease in non-subordinated corporate bonds as a result of the cancelation of the Notes (Peso Linked) Class 3 in June 2012.

OTHER FUNDING	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12

Central Bank of Argentina	1.8	1.9	9.2	11.9	21.6
Banks and international institutions	103.8	156.9	155.6	142.8	164.6
Financing received from Argentine financial institutions	81.8	79.9	46.0	89.2	87.4
Subordinated corporate bonds	618.7	648.1	647.8	675.1	681.0
Non-subordinated corporate bonds	651.2	657.3	672.5	676.2	498.4
Shareholders´ equity	4,151.9	4,458.3	4,719.6	5,043.4	5,361.4
Total Funding	5,609.2	6,002.4	6,250.7	6,638.6	6,814.4

In June 2012 Banco Macro’s average cost of funds reached 6.7%, one of the lowest in the Argentine banking sector. Banco Macro’s transactional deposits represented approximately 45% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 2Q12, the Bank’s liquid assets amounted to Ps.13.4 billion, showing a decrease of 7% QoQ and a increase of 22% on a yearly basis.

In 2Q12, Banco Macro experienced a decrease in cash, which was partially offset by the growth of overdrafts to AAA companies and the growth of Lebacs/Nobacs portfolio.

In 2Q12 Banco Macro’s liquid assets to total deposits ratio reached 40%. If overdrafts to AAA companies (liquidity administration) had been excluded the ratio would have been 36.5%

LIQUID ASSETS	MACRO consolidated
In MILLION $	II11	III11	IV11	I 12	II 12

Cash	5,796.8	6,298.3	6,172.4	9,235.4	7,221.0
Guarantees for compensating chambers	350.5	377.5	375.2	399.1	447.4
Overdrafts to AAA companies (liquidity administration)	386.8	684.3	270.4	560.4	1,188.6
Call	79.4	166.0	150.0	173.0	331.8
Reverse repos	1,670.3	1,732.1	2,130.9	119.1	173.1
LEBAC / NOBAC	2,762.3	1,411.3	1,303.9	3,901.7	4,075.0
TOTAL	11,046.1	10,669.5	10,402.8	14,388.7	13,436.9

Liquid assets to total deposits	42.4%	37.9%	35.7%	43.9%	40.0%

Liquid assets to total deposits (w/o liquidity administration)	40.3%	35.5%	34.7%	42.2%	36.5%

9

2Q12 Earnings Release

Solvency

Even though in 2Q12 a new capital requirement was incorporated (operational risk requirement) the Bank continued showing high solvency levels. Banco Macro’s integrated capital was Ps.5.5 billion well above the required capital of Ps.3.4 billion.

The capitalization ratio (as a percentage of risk-weighted assets) was 18.7% in 2Q12, above the minimum required by the banking regulations.

The Bank´s aim is to use this excess capital to make the best use of this capital.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12

Credit risk requirement	1,683	1,887	2,165	2,310	2,367
Market risk requirement	44	27	27	42	41
Operational risk requirement	0	0	0	0	317
Interest rate risk requirement	436	545	657	682	637
Integrated capital	4,345	4,646	4,882	5,218	5,465
Excess capital	2,182	2,187	2,033	2,184	2,103

Capitalization ratio	20.9%	20.0%	18.3%	18.3%	18.7%

Asset Quality

In 2Q12, Banco Macro’s non-performing to total financing ratio remained stable, reaching a level of 1.58% compared to 1.57% posted in 1Q12.

In 2Q12, the Bank decided to establish excess provisions of Ps.75.3 million to those required by the Argentine Central Bank, in line with the provisioning policy established by the Bank pursuant to which the Bank seeks to record a 100% provision for the entire unsecured consumer portfolio under situation 3. Based on these additional provisions, the coverage ratio reached 169.5% in 2Q12.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12

Commercial portfolio	10,099.9	11,615.4	11,566.0	11,961.5	12,441.3
Irregular	59.1	58.7	91.5	91.3	92.0
Consumer portfolio	11,559.4	13,115.0	14,454.5	15,169.4	16,272.4
Irregular	269.0	272.9	296.5	334.7	360.7
Total portfolio	21,659.2	24,730.4	26,020.5	27,130.9	28,713.7
Total Irregular	328.1	331.7	388.1	426.0	452.7
Total Irregular / Total portfolio	1.51%	1.34%	1.49%	1.57%	1.58%
Total allowances	518.9	541.9	613.6	684.6	767.6
Coverage ratio w/allowances	158.17%	163.40%	158.10%	160.70%	169.54%

10

2Q12 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12

CER adjustable ASSETS

Guaranteed loans	291.6	298.2	304.4	311.5	318.6
Private sector loans	13.8	12.2	10.8	9.7	8.8
Other loans	0.8	0.8	0.6	0.6	0.7
Loans	306.2	311.2	315.9	321.8	328.1
Other receivables	1.8	1.6	1.5	1.5	2.4
Total CER adjustable assets	308.1	312.8	317.4	323.3	330.5

CER adjustable LIABILITIES
Deposits	0.1	0.2	0.2	0.2	0.2
Other liabilities from financial intermediation	45.2	45.0	44.6	44.4	44.2
Total CER adjustable liabilities	45.3	45.2	44.8	44.6	44.4

NET ASSET CER EXPOSURE	262.8	267.7	272.5	278.7	286.1

FOREIGN CURRENCY POSITION	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12

Cash	2,700.7	2,875.6	2,004.3	4,430.7	3,432.8
Government and private securities	2,014.1	323.2	2,267.7	450.0	406.4
Loans	2,692.1	3,111.1	2,943.9	3,216.1	2,663.2
Other receivables from financial intermediation	2,646.2	2,375.9	2,633.7	933.0	895.2
Investments in other companies	0.6	0.6	0.6	0.6	0.6
Other receivables	38.8	45.3	50.3	93.5	115.4
Receivables from financial leases	51.9	48.4	45.5	41.0	38.1
Items pending allocation	0.3	0.6	0.6	0.9	0.8
TOTAL ASSETS	10,144.7	8,780.7	9,946.6	9,165.8	7,552.5
Deposits	4,902.4	5,306.4	4,418.8	4,490.5	3,651.5
Other liabilities from financial intermediation	2,759.8	1,079.0	2,944.9	2,078.8	1,211.3
Other liabilities	5.5	6.6	7.0	9.7	4.5
Subordinated corporate bonds	618.7	648.1	647.8	675.1	681.0
TOTAL LIABILITIES	8,286.4	7,040.1	8,018.5	7,254.1	5,548.3

NET FX POSITION	1,858.3	1,740.6	1,928.1	1,911.7	2,004.2

11

2Q12 Earnings Release

Relevant and Recent Events

•	In June 2012, Banco Macro repaid its Senior Note (Peso Linked) Class 3 for US$ 100 million 10.750%, with a total payment of Ps.207.7 million (equivalent to USD46 million including capital and interests). These payments were made using available cash and did not required borrowing.

•	In June 2012, the Bank paid semi-annual interest on Class 1 Notes for USD7.3 million.

•	In August 2012, the Bank paid semi-annual interest on Senior Note Class 2 for USD4.5 million.

12

2Q12 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II 12
ASSETS	36,555.1	38,575.3	41,442.1	45,329.3	46,370.6
Cash	5,796.8	6,298.3	6,172.4	9,235.4	7,221.0
Government and Private Securities	5,202.3	3,823.7	4,396.9	4,800.7	5,143.4
-LEBAC/NOBAC	2,762.3	1,411.3	1,303.9	3,901.7	4,075.0
-Other	2,440.0	2,412.4	3,093.0	899.0	1,068.4
Loans	19,823.5	23,153.5	24,318.3	25,303.8	26,842.2
to the non-financial government sector	332.6	353.3	336.2	322.9	316.7
to the financial sector	180.2	365.9	343.3	385.2	519.7
to the non-financial private sector and foreign residents	19,815.4	22,962.1	24,238.0	25,266.8	26,757.8
-Overdrafts	2,740.6	3,280.3	2,712.7	2,855.6	4,068.5
-Documents	2,269.4	2,688.7	3,178.1	2,925.3	2,834.8
-Mortgage loans	1,017.5	1,084.4	1,142.9	1,149.1	1,085.2
-Pledge loans	500.1	611.8	667.1	631.2	618.2
-Personal loans	7,401.1	8,439.3	9,023.3	9,466.6	9,788.0
-Credit cards	2,055.4	2,400.1	3,068.8	3,415.7	3,694.0
-Other	3,598.6	4,212.9	4,158.9	4,470.0	4,325.8
-Accrued interest, adjustments, price differences receivables and unearned discount	232.7	244.6	286.2	353.3	343.3
Allowances	-504.7	-527.9	-599.2	-671.1	-752.0
Other receivables from financial intermediation	4,037.5	3,430.0	4,496.5	3,805.1	5,103.3
Receivables from financial leases	275.5	306.6	326.8	322.2	304.5
Investments in other companies	9.9	10.1	9.3	9.4	10.2
Other receivables	355.7	479.9	592.2	675.0	530.2
Other assets	1,053.9	1,073.2	1,129.7	1,177.8	1,215.8
LIABILITIES	32,403.3	34,117.0	36,722.5	40,285.9	41,009.2
Deposits	26,460.9	28,145.8	29,167.1	32,741.8	33,599.6
From the non-financial government sector	6,448.9	6,790.4	5,836.2	7,450.2	8,242.7
From the financial sector	15.3	17.6	17.7	20.9	20.0
From the non-financial private sector and foreign residents	19,996.7	21,337.8	23,313.2	25,270.6	25,336.9
-Checking accounts	4,949.6	5,284.9	4,911.9	5,725.1	5,717.7
-Savings accounts	5,589.8	5,929.4	6,175.5	5,831.0	6,310.0
-Time deposits	8,621.0	9,336.4	11,433.2	12,915.4	12,481.4
-Other	836.3	787.1	792.6	799.1	827.8
Other liabilities from financial intermediation	4,647.8	4,435.8	5,732.5	5,448.9	5,755.4
Subordinated corporate bonds	618.7	648.1	647.8	675.1	681.0
Other liabilities	675.9	887.3	1,175.1	1,420.2	973.2

SHAREHOLDERS' EQUITY	4,151.8	4,458.3	4,719.6	5,043.4	5,361.4

LIABILITIES + SHAREHOLDERS' EQUITY	36,555.1	38,575.3	41,442.1	45,329.3	46,370.6

13

2Q12 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	II11	III11	IV11	I12	II12
Financial income	1,050.1	1,176.3	1,471.1	1,562.2	1,656.5
Interest on cash and due from banks	0.1	0.1	0.0	0.0	0.1
Interest on loans to the financial sector	3.6	7.2	15.1	11.5	10.9
Interest on overdrafts	97.0	117.5	162.7	152.3	154.1
Interest on documents	48.2	56.9	85.8	102.7	92.7
Interest on mortgage loans	35.4	42.3	47.3	47.4	44.3
Interest on pledge loans	18.5	24.5	32.8	32.0	29.4
Interest on credit cards loans	79.7	93.4	126.8	165.9	183.4
Interest on financial leases	12.9	14.4	17.9	16.5	14.5
Interest on other loans	545.1	628.1	742.8	801.0	832.3
Income from government & private securities, net	132.7	77.3	106.7	115.6	102.8
Net income from options	0.1	0.5	0.0	0.0	0.0
Interest on other receivables from fin. intermediation	0.2	0.2	0.2	0.2	0.2
CER adjustment	0.9	0.2	0.4	0.2	0.3
CVS adjustment	0.1	0.1	0.1	0.0	0.0
Difference in quoted prices of gold and foreign currency	60.5	89.4	70.9	65.4	104.6
Other	15.1	24.2	61.6	51.5	86.9
Financial expense	-375.0	-409.8	-568.8	-669.7	-654.8
Interest on checking accounts	-0.1	0.0	-0.1	-0.1	-0.1
Interest on saving accounts	-5.6	-6.6	-7.7	-7.7	-7.8
Interest on time deposits	-258.4	-283.9	-424.8	-519.2	-497.9
Interest on financing from the financial sector	-1.1	-1.0	-1.4	-1.0	-1.2
Interest on subordinated bonds	-15.8	-16.3	-16.9	-17.2	-16.2
Other Interest	-14.8	-15.3	-15.8	-15.9	-16.1
Interest on other liabilities from fin. intermediation	-0.5	-0.4	-1.4	-0.8	-0.6
CER adjustment	-1.1	-1.0	-0.9	-1.1	-1.1
Contribution to Deposit Guarantee Fund	-10.7	-11.3	-12.0	-12.7	-13.9
Other	-66.9	-74.0	-87.8	-94.0	-99.9
Net financial income	675.1	766.5	902.3	892.5	1,001.7
Provision for loan losses	-62.0	-57.7	-109.0	-130.2	-169.9

Fee income	466.9	516.6	565.6	602.6	637.8
Fee expense	-104.4	-112.4	-127.9	-129.7	-153.3
Net fee income	362.5	404.2	437.7	472.9	484.5

Administrative expenses	-610.0	-632.8	-712.7	-690.9	-761.2
Minority interest in subsidiaries	-2.4	-2.6	-2.7	-2.4	-3.4
Net other income	43.5	20.2	7.6	3.4	32.2
Earnings before income tax	406.7	497.8	523.2	545.3	583.9
Income tax	-148.9	-183.6	-176.8	-221.5	-251.8

Net income	257.8	314.2	346.4	323.8	332.1

14

2Q12 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	II11	III11	IV11	I12	II12
Profitability & performance
Net interest margin	10.8%	11.0%	12.1%	11.7%	11.5%
Net interest margin adjusted (1)	10.5%	11.3%	11.7%	11.8%	12.3%
Net fee income ratio	34.9%	34.5%	32.7%	34.6%	32.6%
Efficiency ratio	58.8%	54.1%	53.2%	50.6%	51.2%
Net fee income as a percentage of adm expenses	59.4%	63.9%	61.4%	68.5%	63.6%
Return on average assets	3.1%	3.6%	3.7%	3.2%	3.0%
Return on average equity	24.7%	29.1%	30.1%	26.4%	25.4%
Liquidity
Loans as a percentage of total deposits	76.8%	84.1%	85.4%	79.3%	82.1%
Liquid assets as a percentage of total deposits	41.7%	37.9%	35.7%	43.9%	40.0%
Capital
Total equity as a percentage of total assets	11.4%	11.6%	11.4%	11.1%	11.6%
Regulatory capital as a percentage of risk weighted assets	20.9%	20.0%	18.3%	18.3%	18.7%
Asset Quality
Allowances over total loans	2.5%	2.2%	2.4%	2.6%	2.7%
Non-performing loans as a percentage of total loans	1.6%	1.3%	1.5%	1.6%	1.6%
Allowances as a percentage of non-performing loans	159.8%	165.1%	159.2%	161.7%	170.8%
Amparos as a percentage of average equity	1.2%	1.2%	1.1%	1.0%	0.9%

(1) Net interest margin excluding income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	II11	III11	IV11	I12	II12
Profitability & performance
Net interest margin	10.5%	10.7%	10.9%	11.7%	11.6%
Net interest margin adjusted (1)	10.0%	10.4%	10.7%	11.8%	12.1%
Net fee income ratio	34.8%	34.7%	34.1%	34.6%	33.6%
Efficiency ratio	56.9%	55.8%	55.0%	50.6%	50.9%
Net fee income as a percentage of adm expenses	61.2%	62.1%	61.9%	68.5%	65.9%
Return on average assets	3.1%	3.3%	3.4%	3.2%	3.1%
Return on average equity	24.4%	26.0%	26.7%	26.4%	25.9%
Liquidity
Loans as a percentage of total deposits	76.8%	84.1%	85.4%	79.3%	82.1%
Liquid assets as a percentage of total deposits	41.7%	37.9%	35.7%	43.9%	40.0%
Capital
Total equity as a percentage of total assets	11.4%	11.6%	11.4%	11.1%	11.6%
Regulatory capital as a percentage of risk weighted assets	20.9%	20.0%	18.3%	18.3%	18.7%
Asset Quality
Allowances over total loans	2.5%	2.2%	2.4%	2.6%	2.7%
Non-performing loans as a percentage of total loans	1.6%	1.3%	1.5%	1.6%	1.6%
Allowances as a percentage of non-performing loans	159.8%	165.1%	159.2%	161.7%	170.8%
Amparos as a percentage of average equity	1.2%	1.2%	1.2%	1.0%	0.9%

(1) Net interest margin excluding income from government securities and guaranteed loans

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 7, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director